Exhibit 99.1

PRIMERO SECURES $75 MILLION REVOLVING LINE OF CREDIT
(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated.)

Toronto, Ontario, May 26, 2014 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) announced today that it closed a previously announced $75 million revolving credit facility (the "Line of Credit") with a syndicate of lenders. The Line of Credit has a three year term, a floating interest rate that the Company expects to be approximately 4% per annum for the first six months and is secured by a charge over substantially all of the Company’s assets. Coincident with and as a condition of closing the Line of Credit, the Company repaid the outstanding $27 million promissory note held by Goldcorp Inc. bearing interest of 6% and originally due December 31, 2015.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such “expects” or “expected” or variations of such words and phrases such as “approximately” or statements that certain actions, events or results or the negative connotation thereof. Certain forward looking information is identifiable by its context and may be expressed in the present tense including references to anticipated benefits of future events or current matters that are continuing.

Forward-looking statements in this news release include, but are not limited to, statements regarding the Company’s credit facility’s expected interest rate per annum and the Company’s intentions to become an intermediate gold producer.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.